Exhibit 99.1

4 August 2022

Tremor International Ltd. To Announce Second Quarter Financial Results on August 16, 2022

Conference call to be held August 16, 2022, at 9:00 AM/ET and 2:00 PM/BST

Tremor International Ltd. (AIM/NASDAQ: TRMR), a global leader in Video, Data, and Connected TV (“CTV”) advertising offering an end-to-end technology platform that enables advertisers to optimize their campaigns and media partners to maximize yield on their digital advertising inventory, will release its financial results for the second quarter and six months ended June 30, 2022, before the U.S. market opens on Tuesday, August 16, 2022.

Tremor will host a webcast and conference call at 6:00 AM/PT, 9:00 AM/ET, and 2:00 PM/BST on the same date to discuss the Company’s financial results.

Webcast and Conference Call Details:

•	Tremor International Second Quarter and Six Months Ended June 30, 2022 Earnings Webcast and Conference Call
•	August 16, 2022 at 6:00 AM/PT, 9:00 AM/ET and 2:00 PM/BST
•	Webcast Link: https://edge.media-server.com/mmc/p/hvwgdddv
•	Participant Dial-In Number:
•	US/CANADA Participant Toll-Free Dial-In Number: (800) 715-9871
•	UK Participant Toll-Free Dial-In Number: +44 800 260 6466
•	INTERNATIONAL Participant Dial-In Number: (646) 307-1963
•	Conference ID: 3002442

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit: https://www.tremorinternational.com/

For further information please contact:

Tremor International Ltd. Billy Eckert, Senior Director Investor Relations	ir@tremorinternational.com

KCSA (US Investor Relations) Adam Holdsworth	aholdsworth@kcsa.com

Vigo Consulting (UK Financial PR and Investor Relations) Jeremy Garcia Kate Kilgallen	tremor@vigoconsulting.com Tel: +44 20 7390 0230

finnCap Ltd Jonny Franklin-Adams / James Thompson (Corporate Finance) Tim Redfern / Dicky Chambers (ECM)	Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited Fred Walsh Alain Dobkin Nick Adams Richard Short	Tel: +44 20 7710 7600

Tremor PR Contact: Caroline Smith VP, Communications, Tremor International	csmith@tremorinternational.com